FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005
[ ]	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940	Estimated average burden hours per response.... 0.5

(Print or Type Responses)
1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer
(Check all applicable)
Havert, James R.			Occidental Petroleum Corporation
			OXY				Director	10% Owner
(Last) (First) (Middle)							X Officer (give title	Other (specify
Occidental Petroleum Corporation		3.	I.R.S. Identification Number	4.	Statement for Month/Day/Year		below)	below)
10889 Wilshire Boulevard			of Reporting Person, if an
			entity (voluntary)		07/17/2002
(Street)							Vice President and Treasurer
				5.	If Amendment, Date of Original
Los Angeles, California 90024					(Month/Year)
						7.	Individual or Joint/Group Filing (Check Applicable Line)
(City) (State) (Zip)							X Form filed by One Reporting Person
Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1.	Title of Security	2.	Transaction	2a.	Deemed	3.	Transaction Code	4.	Securities Acquired (A) or		5.	Amount of	6.	Ownership	7.	Nature of
	(Instr. 3)		Date		Execution			Disposed of (D)				Securities		Form:		Indirect
					Date, if any		(Instr. 8)					Beneficially		Direct (D) or		Beneficial
			(Month/Day/					(Instr. 3, 4 and 5)				Owned at End		Indirect (I)		Ownership
			Year)		(Month/Day/							of Month
					Year)	Code	V	Amount	(A) or (D)	Price		(Instr. 3 and 4)		(Instr. 4)		(Instr. 4)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).

FORM 4 (continued)                               Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative	2.	Conver-	3.	Trans-	3a.	Deemed	4.	Transac-	5.	Number of Deriv-	6.	Date Exer-	7.	Title and Amount of	8.	Price	9.	Number	10.	Owner-	11.	Na-
Security	sion or	action	Execu-	tion Code	ative Securities	cisable and Ex-	Underlying	of	of Der-	ship	ture
(Instr. 3)	Exercise	Date	tion	(Instr. 8)	Acquired (A) or	piration Date	Securities	Deriv-	ivative	Form	of In-
Price of	Date,	Disposed of (D)	(Month/Day/	(Instr. 3 and 4)	ative	Secur-	of De-	direct
Deriv-	(Month/	if any	(Instr. 3, 4 and 5)	Year)	Secur-	ities	rivative	Bene-
ative	Day/	ity	Bene-	Secur-	ficial
Security	Year)	(Month/	ficially	ity:	Own-
Day/	(Instr.	Owned	Direct	ership
Year)	Date	Expira-	Amount or	5)	at End	(D) or	(Instr. 4)
Code	V	(A)	(D)	Exer-	tion	Title	Number of	of	Indi-
cisable	Date	Shares	Month	rect (I)
(Instr. 4)	(Instr. 4)

Employee stock option (right to buy)	$26.4300	07/17/02	A	V	27,500	(1)	07/17/12	Common Stock	27,500	27,500	D

Phantom stock units	1-for-1	07/17/02	A(2)	V	8,649	(3)	(3)	Common Stock	8,649	$26.4300	8,649	D

Explanation of Responses:

(1)    The option vests in three equal annual installments beginning on July 17, 2003.
(2)    Grant of restricted stock units pursuant to the the Occidental Petroleum Corporation 2001 Incentive Compensation Plan.
(3)    Phantom stock units to be settled for common stock upon retirement or termination of employment.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.	/s/ CHRISTEL H. PAULI **Signature of Reporting Person	October 11, 2002 Date
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.		Christel H. Pauli, Attorney-in-Fact for James R. Havert

POWER OF ATTORNEY

Know all by those present, that the undersigned hereby constitutes and appoints each of Donald P. de Brier, Christel H. Pauli and Linda S. Peterson, signing singly, the undersigned's true and lawful attorney-in-fact to:

1.	Execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or director of Occidental Petroleum Corporation (the "Company"), Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

2.	Do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 and 5 and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

3.	Take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the company assuming, any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 16th day of January, 2001.

/s/ JAMES R. HAVERT James R. Havert